Cirracor, Inc.
                          3375 Toopal Drive, Suite 101
                           Oceanside, California 92054
                                  949-300-0901
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Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Jason Niethamer

March 3, 2006

Re:                    Cirracor, Inc., a Nevada corporation
                       Form 10-KSB for Fiscal Year Ended September 30, 2005 File No. 000-50282

Dear Mr. Niethamer:

On behalf of Cirracor, Inc., a Nevada corporation ("Company"), please be informed that I received your correspondence dated February 7, 2006 in regard to the Company's Annual Report on Form 10-KSB and reviewed it on March 1, 2006 upon return from being out of the office for an extended period. As the sole officer and director of the Company, I am responsible for addressing your correspondence to the company. I forwarded the letter to the Company's legal counsel only yesterday. The Company anticipates being able to respond to the comments in your letter on or before March 13, 2006, and herewith respectfully requests an extension to file its response with the Securities and Exchange Commission on or before that date.

Of course, should you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 949-300-0901. Thank you.

Sincerely,

CIRRACOR, INC.


/s/ Reed Fisher
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By:      Reed Fisher
Its:     President